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                            [G.I. Joe's Letterhead]

                                 April 20, 1999


Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

     RE: G.I. JOE's, INC.
         APPLICATION TO WITHDRAW REGISTRATION STATEMENT

Dear Sir or Madam:

     On behalf of G.I. Joe's, Inc., an Oregon corporation (the "Company"), I hereby request that the Company's Registration Statement (File No. 333-61527) filed on Form S-1, including all amendments thereto (the "Registration Statement"), be withdrawn from registration pursuant to Rules 477 and 478 of Regulation C promulgated under the Securities Act of 1933, as amended.

     The Company has decided to withdraw the Registration Statement because the terms on which the underwriters said they could proceed with the offering were unacceptable to the Company.

     I look forward to receiving your consent to the withdrawal of the Registration Statement at your earliest convenience. If you have any comments or questions relating to this application to withdraw, please call Patrick J. Simpson at (503) 727-2035.

                                      Sincerely yours,

                                      /s/ Norman P. Daniels

                                      Norman P. Daniels
                                      Chief Executive Officer, President and
                                      Chairman of the Board

cc:  Stacey Kramer
     Todd Bauman
     Patrick J. Simpson